Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192966

SUBSCRIPTION OFFERING

PROSPECTUS SUPPLEMENT

(Proposed Holding Company for Investors Bank)

This supplements the prospectus of New Investors Bancorp, Inc. dated March 13, 2014, and is directed to persons who subscribed to purchase the maximum number of shares in the subscription offering and indicated on the stock order form a desire to purchase additional shares if the maximum purchase limitations were increased. This prospectus supplement should be read together with the prospectus.

We are increasing the number of shares that you may purchase in the subscription offering.

To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

•	You may now purchase up to 800,000 shares (or $8.0 million)(including the shares you purchased in the subscription offering). This limit applies to you together with any persons with whom you have exercised subscription rights through a single qualifying deposit account held jointly.

•	You, together with any associates or persons who may be acting in concert with you (as such terms are defined in the prospectus), may now purchase up to 5,000,000 shares (or $50.0 million)(including the shares you purchased in the subscription offering) in all categories of the offering combined, including the firm commitment offering.

Our records indicate that you have submitted an order or orders in the subscription offering totaling the previous purchase limitation of 265,000 shares of common stock for an individual (or group of individuals exercising subscription rights through a single deposit account held jointly), or 800,000 shares together with associates and persons acting in concert with you, and that you indicated on your order form your desire to increase your purchase. You may increase your order by submitting the enclosed supplemental stock order form with full payment for the additional shares at the purchase price of $10.00 per share. The supplemental stock order form must be received (not postmarked) by 2:00 p.m., Eastern Time, on April 24, 2014. Payment for additional shares ordered must be made by bank check or money order or by authorization of withdrawal from a deposit account at Investors Bank, as described in the supplemental stock order form. Cash, personal checks, third party checks and Investors Bank line of credit checks will not be accepted as payment for additional shares ordered. If you would like to pay by wire transfer, contact the Stock Information Center for instructions. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order. If the purchase limitations are further increased, only those subscribers who order the new maximum amount and indicate on their supplemental stock order forms their interest in purchasing more shares if such limitations are further increased will be given the opportunity to further increase their subscriptions.

We will be offering any shares not subscribed for in the subscription offering for sale to the general public at the same price of $10.00 per share in a firm commitment underwritten offering. RBC Capital Markets LLC, Keefe, Bruyette & Woods, Inc., a Stifel Company, and Sandler O’Neill & Partners, L.P. will serve as joint book-running managers offering through a syndicate of selected dealers. Anyone purchasing stock in the firm commitment offering is subject to the new purchase limitations discussed above and is otherwise subject to all applicable conditions disclosed in the prospectus.

Completion of the offering is subject to certain conditions.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by the current stockholders of Investors Bancorp, Inc. and Investors Bank’s depositors, and (2) the sale of at least 170,000,000 shares of common stock.

The shares of common stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the New Jersey Department of Banking and Insurance, nor any state securities regulator has approved or disapproved the shares of common stock or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, contact the Stock Information Center at 1-(800) 945-8598.

The date of this prospectus supplement is April 17, 2014